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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9
                     Solicitation/Recommendation Statement
                      Pursuant to Section 14(d)(4) of the
                        Securities Exchange Act of 1934
                               (Amendment No. 1)

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                       Indigo Aviation Aktiebolag (publ.)
                           (Name of Subject Company)

                       Indigo Aviation Aktiebolag (publ.)
                       (Name of Person Filing Statement)


                Ordinary Shares and American Depositary Shares,
         each American Depositary Share representing one Ordinary Share
                         (Title of Class of Securities)

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                    45567P 10 4 (American Depositary Shares)
                     (CUSIP Number of Class of Securities)

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                                 Sven Holmgren
                      Vice President and Corporate Counsel
                               Indigo Aviation AB
                             Sodra Forstadsgatan 4
                             S-211 43 Malmo, Sweden
                               011-46-40-660-3001
                 (Name, address and telephone number of person
                authorized to receive notice and communications
                   on behalf of the person filing statement)

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                                With a copy to:

                            Kenneth C. Hoffman, Esq.
                            Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0500

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     This Amendment No. 1 to Schedule 14D-9 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed by Indigo Aviation AB ("Indigo") with the Securities and Exchange Commission on November 17, 1999, relating to a cash tender offer by AerFi Sverige AB, a company organized under the laws of the Kingdom of Sweden, and an indirect wholly-owned subsidiary of AerFi Group plc, an Irish limited liability company ("AerFi"), described in a Tender Offer Statement on Schedule 14D-1, dated November 17, 1999, as amended by Amendment No. 1 to Schedule 14D-1 filed December 10, 1999 and Amendment No. 2 to Schedule 14D-1 filed on December 16, 1999.

Item 4.  The Solicitation or Recommendation.

     Item 4(c) is hereby amended and restated in its entirety as follows:

     (c) Reasons for the Recommendation of the Board of Directors.

     In making its recommendation to Indigo's shareholders, Indigo's board of directors considered a number of factors, including, but not limited to, the following:

(i)   the terms and provisions of the combination agreement and the offer;

(ii) discussions with management of Indigo (at board meetings on June 14, 1999, August 5, 1999, November 9, 1999 and November 10, 1999 and at previous board meetings) relating to Indigo's financial position, results of operations, business and prospects, including Indigo's prospects if it were to remain independent;

(iii) the unfavorable treatment in the capital markets for small-cap commercial finance companies, such as Indigo, which made it difficult for Indigo to remain independent and obtain on attractive terms the additional capital necessary to grow its business;

(iv) the results of previous discussions with third parties regarding potential merger or other business combination transactions with Indigo;

(v) the trading price of Indigo's shares since its initial public offering in April 1998, and in particular the fact that over the past 12 months the shares had traded on the Nasdaq National Market primarily in a range between $6.00 and $9.00 and the fact that the $13.00 cash tender offer price represents a premium of approximately 27% over the last sale price of $10.25 for the Indigo shares on the Nasdaq National Market on November 9, 1999, the day prior to the meeting of the board to approve the combination agreement;

(vi)  the presentation by Bear Stearns at the November 9, 1999 board meeting and the oral opinion of Bear Stearns to the effect that, as of such date, and based on the assumptions made, matters considered and limits of review as set forth in the opinion, the $13.00 per Indigo share in cash to be received by the holders of Indigo shares in the offer was fair, from a financial point of view to such holders, other than the controlling shareholders. A copy of the written opinion of Bear Stearns, dated November 11, 1999, which sets forth the assumptions made, matters considered and certain limitations on the scope of review undertaken by Bear Stearns, is attached as Annex A to the offer to purchase. Shareholders are urged to read the opinion of Bear Stearns carefully in its entirety. In connection with its determination, Indigo's board of directors considered (i) the conclusion of Bear Stearns that the $13.00 per share cash tender offer price was fair, from a financial point of view, to the holders of Indigo shares, other than the controlling shareholders and (ii) the analyses by Bear Stearns upon which such conclusion was based and expressly adopted such conclusion and analyses. In its review of the analyses performed by Bear Stearns, Indigo's board of directors did not place greater weight on any one of the separate analyses prepared by Bear Stearns. Based on Bear Stearns' nationally recognized expertise in the commercial finance industry, its expertise and experience in the evaluation of businesses in connection with transactions similar to the one contemplated by the combination agreement, its and the board of directors' familiarity with Indigo's business, financial condition, results of operations and prospects and Bear Stearns' analyses and presentations related to the fairness opinion,
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      Indigo's board of directors believes that Bear Stearns' opinion as to the fairness of the cash tender offer to the holders of Indigo shares was well supported and sound;

(vii) the fact that holders of approximately 72.7% of the Indigo shares were prepared to enter into the related share exchange and share purchase agreements;

(viii)the fact that the offer is not conditioned on the availability of financing; and

(ix) the fact that the combination agreement permits Indigo's board of directors, in the exercise of its fiduciary duties, to terminate the combination agreement in favor of a superior alternative acquisition proposal although such termination would trigger the payment of a fee to AerFi by Indigo of $5 million and the reimbursement of expenses incurred by AerFi up to a maximum of $2 million.

     Indigo's board of directors recognized that the consummation of the offer and the combination will deprive Indigo's current public shareholders of the opportunity to participate in Indigo's future growth prospects and, therefore, in reaching its conclusion, the board determined that the historical results of operations and the future prospects of Indigo were adequately reflected in the $13.00 cash tender offer price per Indigo share. Indigo's board of directors also considered that although Indigo had in the past held discussions with third parties regarding possible merger or business combination transactions, no buyer other than AerFi had indicated an intention to make a proposal as favorable to Indigo and its shareholders as that in the offer and related transactions.

     In view of the variety of factors considered in connection with its evaluation of the transaction, Indigo's board did not assign relative weights to the specific factors considered in reaching its decision.

     In connection with its evaluation of the fairness of the offer, Indigo's board of directors did not consider valuations of Indigo based on any valuation methodologies other than those undertaken by Bear Stearns, because Indigo's board of directors, after discussion with Bear Stearns, determined such methodologies to be the most relevant to the assessment of the offer. In addition, Indigo's board of directors did not consider the prices at which certain directors or their affiliates had purchased shares subsequent to Indigo's initial public offering (all of which were lower than the tender offer price) to be material in determining whether the cash tender offer was fair to Indigo's shareholders.

     The non-executive directors of Indigo have not retained an unaffiliated representative to act solely on behalf of the public shareholders for the purposes of negotiating the terms of the combination and tender offer or prepare a report concerning the fairness thereof. The combination and the tender offer are not subject to the approval by a majority of the public shareholders. If, after the expiration of the tender offer, AerFi Sverige owns more than 90% of the voting rights and more than 90% of the outstanding shares, AerFi Sverige intends to acquire the remaining shares under the compulsory acquisition. The price for the shares acquired under the compulsory acquisition must either be approved by (i) all the remaining minority shareholders or (ii) and arbitration tribunal.

     Indigo's board of directors considered and adopted the conclusion of Bear Stearns in connection with its determination that the $13.00 per share cash tender offer price was fair, from a financial point of view, to the holders of Indigo shares, other than the controlling shareholders.

     Considering the above factors, Indigo's board of directors determined that acceptance of the offer and the tender of Indigo shares pursuant to the offer would be in the best interest of Indigo's shareholders.


                                       2
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Item 9.  Material to be Filed as Exhibits.

Item 9 is hereby amended and supplemented by revising Exhibit (a)(1) as follows:

Exhibit
Number                                    Description
-------             ------------------------------------------------------
(a)(1)              Offer to Purchase, dated November 17, 1999 (filed as
                    Exhibit (a)(1) to Amendment No. 2 to the Schedule 14D-1 of
                    AerFi Group plc and AerFi Sverige AB filed with the Securities and Exchange Commission (the "Commission") on
                    December 16, 1999 and incorporated herein by reference).


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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 16, 1999



                                  INDIGO AVIATION AB



                                  By:  /s/ Bradley M. Winograd
                                     --------------------------
                                     Name:  Bradley M. Winograd
                                     Title: Executive  Vice  President and
                                            Chief Financial Officer